Tributary Funds, Inc.
1620 Dodge Street, Stop 1089
Omaha, NE 68197

November 20, 2015

VIA EDGAR

Office of Registarion and Reports
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Tributary Funds, Inc. – File Numbers 033-85892 and 811-08846 the ("Trust")

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find: (i) a copy of the Trust’s Investment Company Blanket Bond No.  FS 2062584 05 00 (the “Fidelity Bond”) issued by Great American Insurance Company in the amount of $1,000,000; and (ii) a secretary’s certificate certifying the resolutions approved by the Board of Trustees of the Trust on August 17, 2015, approving the type, form, coverage and amount of the Fidelity Bond.

The Trust paid a premium of $2,394 for the amount of the Fidelity Bond for the period from October 1, 2015, through October 1, 2016.

Respectfully submitted,

/s/ Marc Parsons
Marc Parsons
Secretary of the Trust

Enclosures